14041921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 24 2014

SEC FILE NUMBER
8- 52854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenimore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, P.O. Box 399
(No. and Street)

Cobleskill (City) NY (State) 12043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph A. Bucci 518-234-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph A. Bucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public

KATHY LYNN DAVIS
Notary Public State of New York
Qualified in Schoharie County
Reg. No. 01DA4969466
Commission Expires 7-16-18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) **Independent Auditor's Report on Rule 15C3-3 Exemption Statement**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Fenimore Securities, Inc.

We have audited the accompanying financial statements of Fenimore Securities, Inc. (the "***Company***"), a New York corporation, which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fenimore Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 11, 2014

FENIMORE SECURITIES, INC.
Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$ 59,444
Other Assets	379
Total Assets	$ 59,823

LIABILITIES & STOCKHOLDER'S EQUITY

Accrued Expenses	$ 6,025
Due to Fenimore Asset Management, Inc	5,257
Total Liabilities	11,282
Stockholder's Equity:	
Capital Stock, no par value; 1,000 shares authorized	
100 shares issued and outstanding	37,000
Retained Earnings	11,541
Total Stockholder's Equity	48,541
Total Liabilities & Stockholder's Equity	$ 59,823

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Income
Year Ended September 30, 2014

INCOME	
Reimbursement Income (Note 3)	$ 38,359
Interest Income	41
Miscellaneous Income	1,303
Total Income	39,703
OPERATING EXPENSES	
FINRA/Blue Sky Fees	31,606
Insurance	908
Office Expense	1,123
Professional Services	6,000
NYS Franchise Taxes	25
Total Operating Expenses	39,662
Net Income	$ 41

The accompanying notes are an integral part of these financial statements.

FENIMORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year ended September 30, 2014

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$37,000	11,500	48,500
Net Income		41	41
Balance, end of year	$37,000	11,541	48,541

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc
Statement of Cash Flows
Year ended September 30, 2014

Cash flows from operating activities	
Net Income	$ 41
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets:	
Other Assets	929
Increase/(decrease) in liabilities:	
Due to Fenimore Asset Management, Inc.	(859)
Accrued expenses	(45)
Net cash provided by operating activities and net increase in cash	66
Cash	
Beginning of year	$ 59,378
End of year	$ 59,444

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of business

Fenimore Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Significant Accounting Policies

A summary of significant accounting policies follows:

Cash

The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

Income and Expense Recognition

Interest income and reimbursement income (Note 3) are accrued as earned. Expenses are accrued as incurred.

Income taxes

The Company, with the consent of its stockholder, has elected S Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns filed by the Company within the three years ended September 30, 2014 are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. **Net Capital Requirement**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2014, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $48,162 which was $23,162 in excess of its required net capital of $25,000. The Company's net capital ratio was .23 to 1.

3. **Distribution Agreement and Related Parties**

The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust. On July 1, 2003, the Trust, on behalf of the Advisory Class Shares (the "Shares") of each of its two separate series, the FAM Value Fund and the FAM Equity-Income Fund (the "Funds"), adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Plan") as described in its current prospectus. Under the Plan the Funds pay the Company a total of 1.00% per annum, being 0.75% distribution and 0.25% shareholder servicing fees, of the Shares' average daily net assets in each of the Funds. These fees are calculated daily and paid by the Funds to the Company monthly.

On a quarterly basis the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2014 the Company received $0 from the Funds under the Plan, and incurred $0 for dealers' distribution costs.

The Adviser share class was terminated on August 31, 2012 and outstanding Adviser share class shares were converted to Investor class shares in a non taxable conversion.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services, Inc., an affiliated company whose shareholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services Inc. provides the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and therefore these expenses are not reflected in the Company's Statement of Income. The Service Agreement is terminable on 60 days written notice by either party.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company

for all of its expenses which are not covered by FAM Shareholders Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or Distribution Agreement. During the year ended September 30, 2014 the Investment Manager reimbursed the Company $38,359. As of September 30, 2014, the Company owed the Investment Manager $5,257.

4. Concentration of Credit Risk

The Company's source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

5. Contingencies and Commitments

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

6. Subsequent Events

Management has evaluated subsequent events through November 11, 2014, the date the Company's financial statement were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Fenimore Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
September 30, 2014

Total Stockholder's Equity	$ 48,541
Deductions	
Nonallowable assets	
Other Assets	(379)
Net Capital	$ 48,162
Aggregate Indebtedness	
Accrued expenses and other liabilities	11,282
Total aggregate indebtedness	11,282
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness	$ 25,000
Excess Net Capital	$ 23,162
Ratio of aggregate indebtedness to net capital	0.23 to 1

The above computation does not materially differ from the company's computation of net capital filed on Focus Form X-17A-5 Part II A with FINRA as of September 30, 2014.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON RULE 15C3-3 Exemption Statement

To the Board of Directors and Stockholder
Of Fenimore Securities, Inc.

We have reviewed management's statement, included in the accompanying Statement Pursuant to Rule 15c3-3 under which (1) Fenimore Securities, Inc. (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(1)(i)) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)(i) of Rule 15c3-3 under the Securities Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 11, 2014

Fenimore Securities, Inc.
Statement Pursuant to Rule 15c3-3
Year Ended September 30, 2014

For the year ended September 30, 2014, the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities of registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Stockholder
Fenimore Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the Securities Investor Protection Corporation (***"SIPC"***) for the year ended September 30, 2014, which were agreed to by Fenimore Securities, Inc. (the ***"Company"***) and solely to assist you and other specified parties in evaluating the Company's claim of exclusion from SIPC membership on Form SIPC-3. The Company's management is responsible for the Company's claim of exclusion from SIPC membership. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Inquired of, and was informed by management that the Company's sole source of revenue is from reimbursement income from an affiliated company.
2. Examined the reimbursement agreement and ascertained that the amount of reimbursement income was determined in accordance with the reimbursement agreement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the board of directors, stockholder and management of Fenimore Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
November 11, 2014